

Mail Stop 3561

February 6, 2017

Via E-mail
Leonid Skupchenko
President
Ferd
Via Amerigo Vespucci 19, Int. 6, 30173
Venice, Italy

> **Re: Ferd**
> **Amendment No. 1 Registration Statement on Form S-1**
> **Filed January 30, 2017**
> **File No.333-215066**

Dear Mr. Skupchenko:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 9, 2017 letter.

Plan of Distribution, page 15

1. We note your response to our prior comment 1. We also note your statement that "[t]he Company's shares may be sold to purchasers from time to time directly by and subject to the discretion of the Company." Please revise as you are not qualified to engage in a delayed offering pursuant to Rule 415 with respect to the offering to the public.

Results of Operations, page 24

For the three months ended December 31, 2016, page 24

2. Please expand your disclosure to address the types of costs included in your cost of goods sold, including whether there was any labor costs included therein, and whether your gross profit margin the three months ended December 31, 2016 is indicative of your expected performance.

Financial Statements, page 29

Note 2 – Significant Accounting Policies, page 7

3. You disclose that your functional currency is the U.S. dollar. Please tell us the basis for your conclusion including all the factors you considered. In your response, tell us how you applied the guidance of FASB ASC 830-10-45-3 to 45-6 and 830-10-55-3 to 55-7, as applicable. Please also tell us the currency in which your cash and bank deposits are denominated.

You may contact James Giugliano at (202) 551-3319 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining